Yieldstreet Portfolio Snapshot Q2 2022

We believe transparency is crucial in developing a trustworthy, long-lasting relationship with current and future investors on our journey to become the one-stop shop alternative assets platform. Below is our Q2 2022 snapshot with insights into Yieldstreet's current overall portfolio and inception-to-date performance. In addition, please refer to our Statistics page for additional context and performance data.

To date, Yieldstreet's matured investments have returned an annualized **9.7%,** net of fees[3], approximately in line with their weighted average targeted return of 10.0%. As of Q2 2022, only fixed income investments previously offered on the platform have matured and are therefore included in the above mentioned performance figure, which does not reflect future potential returns from different investment types. Current offerings – which include both debt and equity – may have different and potentially higher or lower return targets.

As of 6/30/2022. Table represents matured offerings. Past performance is not a guarantee of future performance. Annualized performance is calculated using the weighted average target and realized net return of each matured. Annualized returns are calculated using an internal rate of return (IRR) calculation.

Our platform has provided investors a higher return than a traditional portfolio – 60% equities and 40% fixed income – since Inception



Yieldstreet's historical returns by asset class

Since inception



As of Jun 30, 2022, since inception.

As of 6/30/2022. Table represents matured offerings. Past performance is not a guarantee of future performance. Annualized performance is calculated using the weighted average target and realized net return of each matured. Annualized returns are calculated using an internal rate of return (IRR) calculation.

Our platform has provided investors a higher return than a traditional portfolio – 60% equities and 40% fixed income – since Inception

Our platform has provided investors a higher return than a traditional portfolio - 60% equities and 40% fixed income.



Source: Bloomberg and Yieldstreet as of 6/30/2022. Performance shown is from 7/1/2015‑6/30/2022. Past performance is not a guarantee of future performance. Annualized performance for the Yieldstreet platform, excluding our Short Term Notes program, is calculated using the weighted average target and realized net return of each matured deal. The Traditional 60/40 Portfolio represents the S&P 500 Index (60%) and Bloomberg US Aggregate Bond Index (40%).

Our platform has delivered what we consider to be strong returns across several private market offerings

Our platform has delivered strong returns across several private market offerings.

Since inception



As of Jun 30, 2022, since inception.

As of 6/30/2022. Table represents matured offerings. Past performance is not a guarantee of future performance. Annualized performance is calculated using the weighted average target and realized net return of each matured. Annualized returns are calculated using an internal rate of return (IRR) calculation.

Highlights

Since inception

Offerings Launched	396
Total Dollars Funded	$3,424M
Total Dollars Invested	$2,779M
Fully Repaid Offerings	228
Principal Repaid to Investors	$1,528M
Total Interest Paid to Investors	$150M
Total Principal and Interest Paid	$1,678M
Total Fund & Equity Distributions	$24M
Total Returns to Investors	$1,702M

As of Jun 30, 2022, since inception.

Portfolio Snapshot & Trends

While Yieldstreet's mission of offering investors access to alternative investments has been consistent since inception, the composition of the types of offerings available to investors has changed together with fluctuations in macroeconomic conditions.

Asset Class by Dollars Invested

Since inception


$800M
$600M
$400M
$200M
$0
Real Estate
Private Credit
Short Term Notes
Legal
Transportation
Art
Fund
Other
Crypto
Venture Capital
Private Equity
Total Repaid
Total Active

As of Jun 30, 2022, since inception.

Repaid Offerings by Rate of Return and Investment Size [3]

Since inception



● Art   ● Legal   ● Private Credit   ● Real estate   ● Short Term Notes   ● Transportation

As of Jun 30, 2022, since inception.

Overall Market:

In Q2 2022, global markets faced extraordinary challenges due to a deteriorating macro environment, as inflation spiked together with geopolitical risk. While the root of the equity market selloff lies in high inflation numbers, geopolitical woes and monetary tightening, it cannot be ignored that a large part of the market's downturn was concentrated in "growthy" tech stocks, a signal of their potential overvaluation, and also – in our view – of the lack of diversification of some existing passive public markets exposure.

Closer to the end of the quarter, a decrease in consumer spending triggered a reverse in the 10-year yield by mid-June, which, together with commodities starting to level, may be signaling the potential for an upcoming economic slowdown. However, the slowdown in the US is expected to be less severe than in other parts of the world – namely China and Europe – that are more sensitive to global economic trends.

During this period, the value proposition of including alternative investments in a diversified portfolio was highlighted by reduced portfolio drawdowns and volatility, decreased correlation to other asset classes[1], and increased inflation protection[2] when compared to public market exposures. A flurry of headlines came out around institutional[3] and individual investors increasing allocations and interest in alternative investments[4]; a trend that we see persisting well into the future.

Notably, the Yieldstreet Prism Fund outperformed public markets during the first half of 2022. The Fund seeks to provide investors with income by investing in income producing alternative investments (i.e., private credit, legal financing, real estate debt, etc.) Learn more about the Prism Fund here.



The Prism Fund has been resilient so far in 2022

Since inception

As of Jun 30, 2022, since inception.

Past performance is not a guarantee of future results.

Yieldstreet Portfolio:

During the quarter, we continued to expand our offering of third-party funds, nar   finance – a fund managed by Contingency Capital, which was founded by the former lead legal finance manager at Fortress Investment Group – and private equity, where we are exploring opportunities with one of the top ten largest private equity firms in the world. We believe actively managed funds can better help weather the current market environment of high volatility and rapidly changing investor sentiment.

We also continue to provide income generating opportunities aimed at offsetting inflation, including structured notes and floating rate debt, which helps cushion the effect of an increasingly hawkish monetary policy in the US.

In addition, investments in real estate and art have thus far performed well given their multi-year investment horizon, well structured nature, and potential inflation hedging characteristics.

Going forward, Yieldstreet believes private market investments are likely to continue to play a crucial role in offering potential for protection against market volatility given observed lower correlation as compared to traditional public markets and inflation given certain inflationary hedge aspects of real assets. In addition, these investments offer the potential for enhanced risk-adjusted returns, irrespective of macroeconomic and market conditions.

Learn more about our due diligence process.




Portfolio Overview
by Dollars Invested
Since inception
Active
38.9%
Marine default
2.7%
Modified outlook
2.6%
Realized loss
0.4%
Repaid
55.4%
As of Jun 30, 2022, since inception.

For a deeper dive, additional market commentary, and further information, please check out our news and Yieldstreet 101 pages.

Previous portfolio snapshot: Q1 2022 Past performance is not indicative of future results All data presented in this communication is dated as of June 30, 2022. Please note any leverage used is not included in the Asset Class by Dollars Invested data. Our Statistics page includes additional context and performance data. For any further questions, please contact us at investments@yieldstreet.com.

1 Guide to Alternatives 2Q 2022 – JPM, pg. 9 Equity market correlations and yields

2 Guide to Alternatives 2Q 2022 – JPM, pg. 20 Real estate and inflation

3 Companies Look to Diversify Their Pension Investments as Funding Levels Soar – WSJ

4 Wealthy Investors Pile Into Private Equity to Escape Stock Volatility – WSJ

Please refer to our communication policy for additional details on the meaning of Performing and Modified Outlook performance categories.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.

[2] Marine Default refers to the outstanding defaulted investment offerings that were originated by GMTC. Yieldstreet continues to press forward on its pursuit to collect on the $85M final judgment entered by the High Court of England in favor of the YS SPV against the Borrowers through several multi-jurisdictional and multi-pronged recovery strategies. These recovery strategies include, but are not limited to: enforcement of the High Court judgment in the UK to pursue the Guarantor's real property; global asset tracing; litigation against the originator; and pursuit of a Mortgagees Interest Insurance Claim covering the underlying vessels.

[3] The internal rate of return ("IRR") represents an average net realized IRR with respect to all matured investments, excluding our Short Term Notes program, weighted by the investment size of each individual investment, made by private investment vehicles managed by Yieldstreet Management, LLC from July 1, 2015 through and including Mar 28th, 2022, after deduction of management fees and all other expenses charged to investments.

[4] https://www.ipe.com/news/pension-funds-turn-to-alternatives-for-inflation-protection/10059146.article

This communication and the information contained in this article are provided for general informational purposes only and should neither be construed nor intended to be a recommendation to purchase, sell or hold any security or otherwise to be investment, tax, financial, accounting, legal, regulatory or compliance advice. Any link to a third-party website (or article contained therein) is not an endorsement, authorization or representation of our affiliation with that third party (or article). We do not exercise control over third-party websites, and we are not responsible or liable for the accuracy, legality, appropriateness, or any other aspect of such websites (or articles contained therein).

Published: 07/26/2022

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The testimonials presented on this page have been provided by actual investors in Yieldstreet funds without compensation. Yieldstreet has selected the testimonials, and certain testimonials have been edited to remove personally identifiable information and for brevity. Testimonials were not selected based on objective or random criteria, but rather were selected based on Yieldstreet's understanding of its relationship with the providers of the testimonials. The uncompensated testimonials presented here may not be representative of other investors' experiences, and there can be no guarantee that investors will experience future performance or success consistent with the testimonials presented.

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